Exhibit 2.1
EXECUTION VERSION
CONTRIBUTION AGREEMENT
     THIS CONTRIBUTION AGREEMENT (this “Agreement”) is made and entered into as of September 24, 2011 (the “Effective Date”), by and between RXi Pharmaceuticals Corporation, a Delaware corporation (“RXi”) and RNCS, Inc., a Delaware corporation and wholly owned subsidiary of RXi (“RNCS”).
RECITALS
     WHEREAS, RXi owns or has the right to use certain tangible and intangible assets and rights that collectively constitute the RNAi Platform;
     WHEREAS, prior to the execution and delivery of this Agreement, RXi formed RNCS under the laws of Delaware for purposes of effectuating the transactions contemplated by this Agreement;
     WHEREAS, the board of directors of RXi has determined it to be in the best interests of RXi and its stockholders to transfer and contribute to RNCS the rights and assets constituting the RNAi Platform, with the objective of distributing shares of RNCS Common Stock to the RXi stockholders, as contemplated in the Purchase Agreement (defined below); and
     WHEREAS, it is contemplated that Tang Capital Partners, LP and RTW Investments, LLC (together, the “Investors”) will purchase bridge notes and preferred shares of RNCS pursuant to that certain Securities Purchase Agreement by and among the Investors, RXi and RNCS to be executed contemporaneously with the execution of this Agreement (the “Purchase Agreement”), with the capital to be invested by the Investors being used to fund the further development of the RNAi Platform.
AGREEMENT
     NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties and agreements herein contained, the parties agree as follows:
SECTION 1. DEFINITIONS; CONSTRUCTION
     1.1 Definitions. When used herein, the following capitalized terms shall have the meanings set forth below. Capitalized terms that are not otherwise defined herein shall have the meanings attributed to such terms in the Purchase Agreement.
          (a) “Ancillary Agreements” means the Bill of Sale and the Assignment and Assumption Agreement.
          (b) “Annualized Net Sales” means the cumulative Net Sales over any rolling period of four consecutive fiscal quarters (i.e., three-month periods ending on March 31, June 30, September 30 and December 31).

          (c) “Covered Products” means any pharmaceutical product that has been approved for marketing by the FDA, EMA or other foreign equivalent agency, provided that the manufacture, sale, use, or importation of such product would be within the scope of one or more valid claims contained in issued patents that are included in the Transferred Technology.
          (d) “Damages” means out-of-pocket losses, damages, assessments, fines, penalties, fees, expenses, costs (including reasonable attorney’s fees) or amounts paid in settlement, but shall not include punitive, consequential or special damages or lost profits. The calculation of any Damages of any party shall reflect offsets for the amount of any insurance proceeds received or receivable by the party in respect of such Damages.
          (e) “Indemnified Party” means a party seeking indemnification under Section 5.1 or 5.2 hereof.
          (f) “Indemnifying Party” means the party from which indemnification is sought under Section 5.1 or 5.2 hereof.
          (g) “Indemnity Claim” means a claim for indemnity under Section 5.1or 5.2, as the case may be.
          (h) “Net Sales” means any amount received by RNCS for the sale of any Covered Products, plus amounts received by any Third Parties who hold from RNCS rights under the Transferred Technology to make, have made, sell, offer or sale, use or import any Covered Products, less the following: (a) customary trade and quantity discounts actually allowed and taken; (b) allowances actually given for returned Covered Products; (c) freight and insurance, if separately identified on the invoice; and (d) value added tax, sales, use, or turnover taxes, excise taxes, and customs duties included in the invoiced price. In addition, Net Sales are subject to the following: (i) in the case of pharmacy incentive programs, hospital performance incentive program charge backs, disease management programs, co-pay rebate programs, and similar programs, or discounts, including on “bundles” of products, all discounts and the like shall be deducted from the gross amounts received in determining the Net Sales and, if such discounts relate to a bundle of products, then the discounts shall be allocated among the bundled products on the basis on which such discounts and the like were accrued, or if such basis cannot be determined, proportionately to the list prices of such products; (ii) in the case of any sale or other disposal of a Covered Product to an affiliated party for resale, the Net Sales shall be calculated as above on the value charged or invoiced on the first arm’s length sale to a third party; and (iii) if a Covered Product is sold to a customer in a particular country other than on normal commercial terms or as part of a package of products and services, the Net Sales of that Covered Product shall be deemed to be “the fair market value” of such Covered Product (i.e., the value that would have been derived had said Covered Product been sold as a separate product to a similar customer in the country concerned on normal commercial terms).
          (i) “Third Party” means any person other than RXi or RNCS and their respective affiliates.

          (j) “Transferred Contracts” means the Contractual Obligations listed on Schedule 1.1(j) hereto, as such schedule may be supplemented from time to time after the Closing by mutual agreement between RXi and RNCS (any such Contractual Obligations so added being referred to herein as “Additional Transferred Contracts”).
          (k) “Transferred Technology” means the assets, equipment, rights and property (tangible and intangible) listed on Schedule 1.1(k) hereto and any remedies against any and all past, present and future infringements thereof and rights to protections of interest therein.
     1.2 Construction.
          (a) Gender. Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other genders as the context requires.
          (b) Paragraph Headings. The paragraph and other headings in this Agreement are for convenience only; they form no part of this Agreement and shall not affect its interpretation.
SECTION 2. CONTRIBUTION OF TRANSFERRED ASSETS
     2.1 Contribution Transaction. In consideration for the obligations to make the Milestone Payments, when and if the conditions to such payments are met, and in consideration for RNCS’s assumption of the Assumed Obligations, RXi hereby transfers, assigns, conveys and contributes to RNCS and its successors and assigns, for its and their own use and behalf, all of RXi’s right, title and interest in and to the following assets, other than any such assets as may be among the Excluded Assets (the “Transferred Assets”), and all goodwill associated therewith, and RNCS hereby accepts the transfer, assignment, conveyance and contribution of the Transferred Assets and agrees to fully and entirely stand in the place of RXi in all matters related thereto (collectively, the “Contribution Transaction”):
          (a) the Transferred Contracts;
          (b) the Transferred Technology;
          (c) originals or, at RXi’s election, true and complete copies, of all (i) accounting and other books and records; (ii) correspondence; (iii) reports; (iv) studies; and (v) documents and other business records and files, in each case to the extent related to the Transferred Assets, the Assumed Obligations or the conduct of the Business after the date hereof (collectively, the “Business Documents”);
          (d) the tangible personal property and equipment, if any, listed on Schedule 2.1(d) hereto; and
          (e) the additional rights and property listed on Schedule 2.1(e) hereto.

     2.2 Excluded Assets. Notwithstanding anything to the contrary contained in Section 2.1 or elsewhere in this Agreement, the following assets and rights of RXi (the “Excluded Assets”) are excluded from the Transferred Assets:
          (a) the rights and property, if any, listed in Schedule 2.2(a) hereto;
          (b) all personnel and other records that RXi is required by law to retain in its possession, provided that RXi shall make these records reasonably available to RNCS after the date hereof to the extent related to RNCS’s conduct of the Business;
          (c) RXi’s rights under this Agreement;
          (d) all rights and obligations of RXi arising under or relating to any Contractual Obligations not included in the Transferred Contracts; and
          (e) all rights in the nature of affirmative defenses, offsets or counterclaims under any of the Transferred Contracts with respect to any claims against RXi or its successors and assigns with respect to the Transferred Contracts.
     2.3 Assumption of Obligations.
          (a) RNCS hereby assumes from RXi, and agrees to fully and faithfully perform and discharge when due, and be solely responsible for, the following (the “Assumed Obligations”):
               (i) the accounts payable and inter-company payable set forth on Schedule 2.3(a) hereto;
               (ii) all of RXi’s payment, performance and other obligations arising on or after the Contribution Closing Date under the Transferred Contracts; and
               (iii) all other liabilities incurred on or after the Contribution Closing Date relating to the Transferred Assets.
          (b) Except as provided in Section 2.3(a), RNCS shall not assume or be responsible to perform, pay or discharge, and shall have no liability for, and RXi shall remain liable for any obligations, liabilities and commitments of RXi, of any kind or nature, known or unknown, fixed or contingent, including, without limitation (i) all liabilities arising under or relating to the Transferred Assets, to the extent that such liabilities arose or accrued prior to the Contribution Closing Date, and (ii) all liabilities arising under or relating to the Excluded Assets, whether arising before or after the Contribution Closing Date (the “Excluded Liabilities”).
          (c) The assumption by RNCS of the Assumed Obligations under Section 2.3(a) shall not enlarge or otherwise affect any rights of third parties under any of the Transferred Contracts.

     2.4 Inability to Transfer Assets.
          (a) If and to the extent that the purported transfer to RNCS hereunder of any of the Transferred Assets would violate applicable laws or agreements or require any consent or governmental approval in connection with the transactions contemplated hereby that has not been obtained by the date hereof (a “Transfer Impediment”), then, unless the parties shall otherwise determine, the actual transfer to RNCS of such Transferred Asset shall be automatically deemed deferred, such purported transfer shall be null and void until such time as all relevant Transfer Impediments are removed or obtained, as applicable, and RXi shall not be obligated to transfer such asset except as provided in Section 2.4(b) below. Notwithstanding the foregoing, such asset shall be considered a Transferred Asset for purposes of determining the Assumed Obligations.
          (b) If the transfer or assignment of any asset intended to be transferred hereunder is not consummated on the date hereof, whether as a result of the provisions of Section 2.1(a) or for any other reason, then RXi shall hold such asset for the use and benefit, insofar as reasonably possible and not in violation of a Transfer Impediment, of RNCS (at the expense of RNCS) and shall take such other actions as may be reasonably requested by RNCS in order to place RNCS, insofar as reasonably possible and not in violation of a Transfer Impediment, in the same position as if such asset had been transferred as contemplated hereby and so that all the benefits and burdens relating to such asset, including possession, use, risk of loss, potential for gain, and dominion, control and command over such asset, are to inure from and after the date hereof to RNCS. If and when a Transfer Impediment that caused the deferral of a transfer of any asset pursuant to Section 2.1(a) is removed or obtained, as applicable, the transfer of the applicable asset shall be effected in accordance with the terms of this Agreement. The parties shall cooperate and use reasonable efforts, without the requirement to make any payment or make a material concession, to remove or obtain, as applicable, any Transfer Impediment that prohibits the transfer of any of the Transferred Assets hereunder.
     2.5 Inability to Assign Liabilities. If the assignment of an Assumed Obligation to RNCS hereunder is prohibited by a Transfer Impediment, RXi shall continue to be bound by the relevant obligations and, unless not permitted by law or the terms of the relevant obligation, RNCS shall, as agent or subcontractor for RXi, pay, perform and discharge fully, or cause to be paid, transferred or discharged all the obligations of RXi thereunder without recourse or obligation to RXi. RXi shall, without further consideration, pay and remit, or cause to be paid or remitted, to RNCS promptly all money, rights and other consideration received by it in respect of such performance (unless any such consideration is an Excluded Asset). If and when such Transfer Impediment is removed or obtained, as applicable, or such obligations shall otherwise become assignable, the transfer of the applicable obligation shall be effected in accordance with the terms of this Agreement. The parties shall cooperate and use reasonable efforts, without the requirement to make any payment or make a material concession, to remove or obtain, as applicable, any Transfer Impediment that prohibits the assignment of any of the Assumed Obligations hereunder.

     2.6 Closing. The consummation of the Contribution Transaction (the “Contribution Closing”) shall take place concurrently with the execution of this Agreement. The date that the Contribution Closing actually occurs is referred to herein as the “Contribution Closing Date.”
     2.7 Closing Deliverables.
          (a) At the Contribution Closing, RXi shall deliver or cause to be delivered to RNCS all of the Transferred Assets, and in furtherance thereof:
               (i) concurrently with the execution of this Agreement, RXi shall deliver or cause to be delivered to RNCS all of the Transferred Contracts with such assignments thereof and consents to assignments as necessary to transfer to RNCS RXi’s full right, title and interest in the same;
               (ii) concurrently with the execution of this Agreement, RXi shall execute and deliver to RNCS a bill of sale in substantially the form attached hereto as Exhibit A (the “Bill of Sale”) and an Assignment and Assumption Agreement in substantially the form attached hereto as Exhibit B (the “Assignment and Assumption Agreement”); and
               (iii) as soon as is practicable, but in any within 30 days after the execution of this Agreement, RXi shall make available, transfer and deliver to RNCS any and all physical embodiments of the Transferred Technology.
          (b) RNCS shall accept delivery of the Transferred Assets and execute and deliver to RXi the Assignment and Assumption Agreement.
     2.8 Milestone Payments. As partial consideration for the Transferred Assets, RNCS shall be required to pay to RXi up to two milestone payments based on Annualized Net Sales of all Covered Products (the “Milestone Payments”). Each of the two Milestone Payments will be due when and if RNCS achieves Annualized Net Sales equal to or greater than the thresholds set forth below, at which time, RNCS shall, within 120 days from the quarter end in which the threshold was met, pay RXi the amounts set forth below by wire transfer.

Annualized Net Sales	Milestone Payment
$500,000,000	$15,000,000
$1,000,000,000	$30,000,000
SECTION 3. REPRESENTATIONS AND WARRANTIES.
     Subject to such exceptions as are specifically disclosed in the schedules referenced in this Section 3, of even date herewith, delivered by RXi to RNCS and the Investors (the “RXi Disclosure Schedules”), RXi represents and warrants as follows:
     3.1 Organization. RXi is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power to own, lease and operate its properties and assets and to conduct its business as it is now being conducted.
     3.2 Authorization. RXi has the requisite corporate power and authority to enter into and perform this Agreement and the Ancillary Agreements (collectively, the “Transaction Documents”) and to perform its obligations hereunder and thereunder. The execution and delivery of the Transaction Documents and consummation of the Contribution Transaction by RXi have been duly and validly authorized by all necessary corporate action and no further consent or authorization of RXi or its board of directors or stockholders is required to consummate the Contemplated Transactions. When executed and delivered by RXi, each of the Transaction Documents shall constitute a valid and binding obligation of RXi, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditor’s rights and remedies or by other equitable principles of general application.
     3.3 No Approvals or Conflicts. Neither the execution and delivery by RXi of this Agreement nor the consummation by RXi of the transactions contemplated hereby will (i) violate, conflict with or result in a breach of any provision of the Certificate of Incorporation or Bylaws of RXi, each as amended to date; (ii) except as set for in Schedule 3.3 hereto, violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the creation of any Encumbrance upon any of the Transferred Assets under any Contract, or other instrument to which RXi or any of its properties may be bound; (iii) violate any order, injunction, judgment, ruling, law or regulation of any court or governmental authority applicable to RXi or give rise to any Transfer Impediments; or (iv) except for applicable requirements of The NASDAQ Capital Market and except for applicable requirements of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder, require any consent, approval or authorization of, or notice to, or declaration, filing or registration with, any governmental or regulatory authority or other third party, which, in the case of clauses (ii), (iii) and (iv) above, would be reasonably likely to have a Material Adverse Effect or a material, adverse affect on RXi’s ability to consummate the transactions contemplated hereby and thereby.
     3.4 Litigation. As of the date hereof, there are no claims, actions, proceedings or investigations pending or, to the knowledge of RXi, threatened against RXi or the transactions contemplated by this Agreement, before any court or governmental or regulatory authority or body which would be reasonably likely to have a Material Adverse Effect or a material, adverse effect on RXi’s ability to consummate the transactions contemplated hereby.
     3.5 Patents, Trademarks, Trade Names, Etc. Schedule 3.5 hereto contains an accurate summary of all Intellectual Property Rights owned or used by RXi that are material to the Transferred Assets or the Business, all applications therefor and a list of all Contractual Obligations relating thereto (collectively, “RXi Intellectual Property”). The consummation of the transactions contemplated by this Agreement, including the transfer and assignment of the RXi Intellectual Property to RNCS, will not materially impair the right or ability of RNCS to use the RXi Intellectual Property; (ii) no claims have been asserted by any person to the use of any such RXi Intellectual Property, or challenging or questioning the validity or effectiveness of any such license or agreement, which claims, if adversely decided, would be reasonably likely to have a Material Adverse Effect; and (iii) to the knowledge of RXi, the use of such RXi Intellectual Property by RXi does not, and its use by RNCS following the date hereof will not, infringe on the rights of any person. RXi’s rights in and to such RXi Intellectual Property are sufficient to permit RNCS to carry on the Business following the date hereof in all material respects as previously conducted by RXi.
     3.6 Contracts. Each of the Transferred Contracts is in full force and effect, and there are no existing defaults by RXi or, to the knowledge of RXi, any other party thereunder that would be reasonably likely to result in a Material Adverse Effect. Except as set for in Schedule 2.3(a) hereto, there are no royalties, maintenance fees, milestone payments, license fees or other amounts or obligations that are accrued and unpaid as of the Contribution Closing with respect to any of the Transferred Contracts. No Transferred Contract relates to any of the Excluded Assets.
     3.7 Entire Business. The Transferred Assets comprise all of the non-cash assets, properties and rights of every type and description, whether real or personal, tangible or intangible, used or necessary for the conduct of the Business, as it has historically been conducted by RXi and as it will be conducted by the Company as of the Closing Date.
     3.8 No Brokers’ or Other Fees. No broker, finder or investment banker is entitled to any fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of RXi.
SECTION 4. CERTAIN TAX COVENANTS.
     4.1 Tax Liability.
          (a) RXi shall be liable for, and shall indemnify and hold RNCS harmless against, all Taxes of, or payable by RXi, for any taxable year or period ending on or before the Contribution Closing Date. RXi shall file or cause RNCS to file all Tax Returns relating to RNCS for any taxable year ending on or before the date hereof. RXi shall be liable for and shall hold RNCS harmless against any transfer, documentary, sales, use, value added, excise, stock transfer, stamp, recording, registration and any similar Taxes and fees, including any penalties and interest thereon, that become payable in connection with the transactions contemplated by this Agreement.
          (b) Subject to 4.1(a), all Taxes levied with respect to the Transferred Assets for a taxable period that includes (but does not end on) the Contribution Closing Date (collectively, the “Apportioned Obligations”) shall be apportioned between RXi and RNCS as of the Contribution Closing Date based on the number of days of such taxable period ending on and including the Contribution Closing Date (“Pre-Closing Apportioned Period”) and the number of days of such taxable period beginning from the day after the Contribution Closing Date through the end of such taxable period (the “Post-Closing Apportioned Period”). RXi shall be liable for the proportionate amount of Apportioned Obligations that is attributable to the Pre-Closing Apportioned Period. RNCS shall be liable for the proportionate amount of the Apportioned

Obligations that is attributable to the Post-Closing Apportioned Period. RNCS shall notify RXi upon receipt of any bill for real property Taxes, personal property Taxes or similar ad valorem obligations relating to the Transferred Assets, part or all of which are attributable to the Pre-Closing Apportioned Period, and shall promptly deliver such bill to RXi, who shall pay the same to the appropriate Governmental Authority; provided that if such bill also relates to the Post-Closing Apportioned Period, RXi shall remit, prior to the due date of assessment, to RNCS payment only for the proportionate amount of such bill that is attributable to the Pre-Closing Apportioned Period.
     4.2 Refunds or Credits. Any Tax refunds, credits or overpayments attributable to real property Taxes, personal property Taxes and similar ad valorem obligations levied with respect to the Transferred Assets shall be apportioned between RXi and RNCS in accordance with the apportionment provided in Section 4.1(b).
     4.3 Mutual Cooperation. As soon as practicable, but in any event within 30 days after RXi’s or RNCS’s request, as the case may be, RNCS shall deliver to RXi or RXi shall deliver to RNCS, such information and other data in the possession of RXi or RNCS, as the case may be, relating to the tax returns and taxes of RXi, including such information and other data customarily required by RXi or RNCS, as the case may be, to cause the payment of all taxes or to permit the preparation of any tax Returns for which it has responsibility or liability or to respond to audits by any taxing authorities with respect to any tax returns or taxes for which it has any responsibility or liability under this Agreement, or otherwise, or to otherwise enable RXi or RNCS, as the case may be, to satisfy its accounting or tax requirements, and shall make available such knowledgeable employees of RXi or RNCS, as the case may be, as RXi or RNCS may reasonably request. For a period of seven years after the Contribution Closing Date, and, if at the expiration thereof any tax audit or judicial proceeding is in progress or the applicable statute of limitations has been extended, for such longer period as such audit or judicial proceeding is in progress or such statutory period is extended, RNCS shall maintain and make available to RXi, at RXi’s reasonable request, copies of any and all information, books and records referred to in this Section 4.3. After such period, RNCS may dispose of such information, books and records, provided that prior to such disposition RNCS shall give RXi a reasonable opportunity to take possession of such information, books and records.
     4.4 Contests. Whenever any taxing authority asserts a claim, makes an assessment or otherwise disputes or affects the tax reporting position of RXi for periods ending on or prior to the Contribution Closing Date or the amount of Taxes for which RXi is or may be liable under this Agreement, RNCS shall, promptly upon receipt by RNCS of notice thereof, inform RXi, and RXi shall have the right to control any resulting proceedings and to determine whether and when to settle any such claim, assessment or dispute, to the extent such proceedings or determinations affect the tax reporting position of RXi for periods ending on or prior to the Contribution Closing Date or the amount of taxes for which RXi is liable under this Agreement. Whenever any taxing authority asserts a claim, makes an assessment or otherwise disputes the amount of taxes for which RNCS may be liable under this Agreement, RXi shall, promptly upon receiving notice thereof, inform RNCS. RXi shall have the right to control any resulting proceedings and to determine whether and when to settle any such claim, assessment or dispute, but only to the extent such proceedings affect the amount of Taxes for which RXi is liable under this

Agreement, and otherwise RNCS shall control such proceedings and settlements; provided, however, that RNCS shall not, unless otherwise required by law, take any position on any tax return or in any contest or proceeding that is inconsistent with this Agreement or a position taken by RXi and its affiliates with respect to taxes incurred on or prior to the Contribution Closing Date.
     4.5 Resolution of Disagreements. If RXi and RNCS disagree as to the amount for which each is liable under this Section 4, RXi and RNCS shall promptly consult with each other in an effort to resolve such dispute. If any such point of disagreement cannot be resolved within 30 days of the date of consultation, RXi and RNCS shall jointly select an independent auditor to act as an arbitrator to resolve all points of disagreement concerning Tax accounting matters with respect to this Agreement. The prevailing party in any such dispute, as determined by the auditor hearing the dispute, shall be entitled to be awarded reasonable fees and expenses, including reasonable attorneys fees.
SECTION 5. SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION
     5.1 Indemnification by RXi. Subject to Section 5.4, RXi shall indemnify RNCS from and against Damages incurred by RNCS, and each of its officers and directors and Affiliates, as a result of any breach of any of the following:
          (a) any breach of a representation or warranty made by RXi in this Agreement;
          (b) any material breach by RXi of any covenant made in this Agreement; and
          (c) RXi’s conduct of the Business prior to the Contribution Closing Date.
     5.2 Indemnification by RNCS. Subject to Section 5.4, RNCS shall indemnify RXi from and against Damages incurred by RXi, and each of its officers and directors and Affiliates, as a result of any of the following:
          (a) any failure of RNCS to discharge or perform when due any of the Assumed Obligations; and
          (b) RNCS’s ownership or operation of the Business after the Contribution Closing Date.
     5.3 Third Party Claims. Except as otherwise provided herein, if any Third Party notifies an Indemnified Party with respect to any matter (a “Third Party Claim”) that may give rise to an Indemnity Claim against an Indemnifying Party under this Section 5, then the Indemnified Party will promptly give written notice to the Indemnifying Party; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party will relieve the Indemnifying Party from any obligation under this Section 5, except to the extent (and only to the extent) that such delay prejudices the Indemnifying Party. The Indemnifying Party will be entitled to control the defense of any Third Party Claim. In addition, the

Indemnifying Party will have the right to participate in the defense of any Third Party Claim for which it does not assume control. The Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim for which the Indemnifying Party has assumed control. If the Indemnifying Party does not elect to control the defense of a Third Party Claim within 20 days of providing notice of the Third Party Claim, the Indemnified Party will control the defense of the Third Party Claim at the expense of the Indemnifying Party. The Indemnified Party will not, however, without the prior written consent of the Indemnifying Party, consent to the entry of any judgment or enter into any compromise or settlement with respect to the Third Party Claim.
     5.4 Limitations on Indemnification.
          (a) No indemnification shall be payable to an Indemnified Party pursuant to Section 5 unless the amount of all claims for indemnification by such Indemnified Party exceeds $25,000 in the aggregate, and, after all claims for indemnification exceed such amount, the Indemnifying Party shall be required to indemnify such Indemnified Party with respect to all Damages claimed by such Indemnified Party.
          (b) The representations and warranties contained in this Agreement shall survive the Contribution Closing, except that all such representations and warranties shall expire on the date twenty-four (24) months after the Contribution Closing Date, except with respect to and to the extent of any claims of which written notice specifying in reasonable detail, the nature and amount of the claims, has been given prior to such expiration.
     5.5 Exclusive Remedy. The indemnification provisions of this Section 5 shall be the sole and exclusive remedy of the parties following the Contribution Closing Date with respect to any matter arising out of this Agreement.
SECTION 6. GENERAL
     6.1 Amendment. This Agreement may not be amended prior to the Contribution Closing except with the written consent of RXi and RNCS; provided however, that any amendment to this Agreement between the Contribution Closing Date and the Closing Date shall also require the prior written consent of the Investors.
     6.2 Further Assurances. Each of the parties agrees to duly execute and deliver, or cause to be duly executed and delivered, such further instruments and do and cause to be done such further acts and things, including, without limitation, the execution of such additional assignments, agreements, documents and instruments, that may be necessary or as another party hereto may at any time and from time to time reasonably request in connection with this Agreement or to effect the transactions contemplated hereby, including, without limitation, the identification, review and assignment, as may be mutually agreed, of any Additional Transferred Contracts.
     6.3 Fees and Expenses. Whether or not the transactions contemplated hereby are consummated, the parties each shall bear their own costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, except as provided in Section 5 and in the Purchase Agreement. Except as provided in Section 5 and in the Purchase Agreement, no portion of the cost and expenses incurred in connection with this Agreement shall be borne by RNCS.
     6.4 Controlling Law; Venue. This Agreement, the rights of the parties hereunder and all actions arising in whole or in part under or in connection herewith, will be governed by and construed and enforced in accordance with the domestic substantive laws of the State of California, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction. Each of the parties to this Agreement, by its execution hereof, (i) hereby irrevocably submits to the exclusive jurisdiction of the United States District Court located in California, or if such action may not be brought in federal court, the state courts of the State of California for the purpose of any action among any of the parties relating to or arising in whole or in part under or in connection with this Agreement; (ii) hereby waives to the extent not prohibited by applicable legal requirements, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other action in any other court other than one of the above-named courts or that this Agreement or the subject matter hereof or thereof may not be enforced in or by such court; and (iii) hereby agrees not to commence any such action other than before one of the above-named courts. Notwithstanding the previous sentence a party may commence any action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.
     6.5 Venue. Each of the parties to this Agreement agrees that for any action among any of the parties relating to or arising in whole or in part under or in connection with this Agreement, such party shall bring such action only in California. Notwithstanding the previous sentence a party may commence any action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts. Each party hereto further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction.
     6.6 Service of Process. Each of the parties to this Agreement hereby (i) consents to service of process in any action among any of the parties hereto relating to or arising in whole or in part under or in connection with this Agreement in any manner permitted by California law; (ii) agrees that service of process made in accordance with clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 6.8, will constitute good and valid service of process in any such action; and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such action any claim that service of process made in accordance with clause (i) or (ii) does not constitute good and valid service of process.

     6.7 Remedies Cumulative; Specific Performance. The rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that, in the event of any breach or threatened breach by any party to this Agreement of any covenant, obligation or other provision set forth in this Agreement for the benefit of any other party to this Agreement, such other party shall be entitled (in addition to any other remedy that may be available to it) to (a) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, and (b) an injunction restraining such breach or threatened breach. The parties hereto acknowledge and agree that the Investors are intended to be third party beneficiaries under this Agreement.
     6.8 Notices. All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given, made and received when delivered against receipt, upon receipt of a facsimile transmission, pdf or other electronic transmission, or when deposited in United States mails, first class postage prepaid, addressed as set forth below:

If to RXi:	Galena Biopharma, Inc. 310 N. State Street, Suite 208 Lake Oswego, Oregon 07034 Facsimile number: (503) 400-6611 Email: mahn@galenabiopharma.com Attention: President and Chief Executive Officer

With a copy to:	TroyGould PC 1801 Century Park East, 16th Floor Los Angeles, California 90067 Facsimile: 310-789-1459 Email: dshort@troygould.com Attention: Dale E. Short

If to RNCS:	c/o Galena Biopharma, Inc. 310 N. State Street, Suite 208 Lake Oswego, Oregon 07034 Facsimile number: (503) 400-6611 Email: mahn@galenabiopharma.com Attention: President and Chief Executive Officer
Any party may alter the address to which communications or copies are to be sent by giving notice to the other parties of such change of address in conformity with the provisions of this Section 6.8 for the giving of notice. A copy of all notices, requests, demands and other communications required or permitted under this Agreement shall also be contemporaneously sent to the Investors at the addresses set forth in the Purchase Agreement.

     6.9 Binding Nature of Agreement; No Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that no party may assign or transfer its rights or obligations under this Agreement without the prior written consent of the other parties hereto and provided further that no rights or obligations may be assigned prior to the Closing Date without the prior written consent of the Investors.
     6.10 Entire Agreement. Except as set forth in the Purchase Agreement (including the Ancillary Agreements as defined therein), this Agreement and the Ancillary Agreements contain the entire understanding between the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as herein contained. The express terms hereof control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms hereof.
     6.11 Documents and Exhibits. All documents, schedules, writings and exhibits referred to herein or delivered pursuant hereto are hereby incorporated by reference into, and made a part of, this Agreement.
     6.12 Indulgences, Not Waivers. Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver, and no waiver shall be granted hereunder prior to the Closing Date without the prior written consent of the Investors.
     6.13 No Presumption. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if draft jointly by all the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.
     6.14 Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories. This Agreement may be executed as facsimile originals or by other electronic (including, without limitation, in pdf format) transmission and each copy of this Agreement bearing the facsimile or other electronically-transmitted signature of the authorized representatives of each of the parties shall be deemed to be an original.

     6.15 Attorneys’ Fees. If any action at law or suit in equity to enforce or construe this Agreement or the rights of any of the parties is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements in addition to any other relief to which the prevailing party may be entitled.
     6.16 Provisions Separable. The provisions of this Agreement are independent and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.
[Signature Page Follows]

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

RXi PHARMACEUTICALS CORPORATION
By:	/s/ Mark J. Ahn
Mark J. Ahn, Ph.D.
President and Chief Executive Officer

RNCS, Inc.
By:	/s/ Mark J. Ahn
Mark J. Ahn, Ph.D.
President

ATTEST:
/s/ Caitlin Kontulis
Caitlin Kontulis, Secretary

[Signature Page to Contribution Agreement]

Exhibit Index

Exhibit A	Bill of Sale
Exhibit B	Assignment and Assumption Agreement
Schedule Index

Schedule 1.1(j)	Transferred Contracts
Schedule 1.1(k)	Transferred Technology
Schedule 2.1(d)	Tangible Personal Property and Equipment
Schedule 2.1(e)	Additional Rights Transferred to RNCS
Schedule 2.2(a)	Excluded Assets
Schedule 2.3(a)	Inter-Company and Accounts Payable
Schedule 3.1(e)	Inventory
Schedule 3.3	Required Consents
Schedule 3.5	Intellectual Property Rights
RNCS agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

EXHIBIT A
Form of Bill of Sale
     KNOW ALL MEN BY THESE PRESENTS: That the undersigned, RXi Pharmaceuticals Corporation, a Delaware corporation (“RXi”), for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, does hereby sell, convey, assign, transfer and deliver unto RNCS, Inc., a Delaware corporation (“RNCS”), all of RXi’s right, title and interest in and to the “Transferred Assets,” as such term is defined in Section 2.1 of the Contribution Agreement, dated as of September ___, 2011 (the “Contribution Agreement”), by and among RXi and RNCS, subject to the terms and conditions set forth in the Contribution Agreement.
     TO HAVE AND TO HOLD the same unto RNCS, its successors and assigns, forever. RXi does for itself, and its successors and assigns, covenant and agree to and with RNCS to warrant and defend title to the aforesaid Transferred Assets to RNCS, its successors and assigns, against all and every person or persons whomsoever. RXi further agrees to execute such other documents and papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transfer contemplated hereby. Notwithstanding the foregoing, RXi, by its execution of this Bill of Sale, and RNCS, by its acceptance of this Bill of Sale, each hereby acknowledges and agrees that neither the representations and warranties nor the rights and remedies of any party under the Contribution Agreement shall be deemed to be enlarged, modified or altered in any way by this instrument and that no additional representations and warranties are created by this instrument.
     RXi hereby constitutes and appoints RNCS the true and lawful attorney of RXi, with full power of substitution, in the name of RXi or RNCS, but on behalf of and for the benefit of RNCS: (i) to demand and receive from time to time any and all of the Transferred Assets and to make endorsements and give receipts and releases for and in respect of the same and any part thereof; (ii) to institute, prosecute, compromise and settle any and all actions or proceedings that RNCS may deem proper in order to collect, assert or enforce any claim, right or title of any kind in or to the Transferred Assets; (iii) to defend or compromise any or all actions or proceedings in respect of any of the Transferred Assets; and (iv) to do all such acts and things in relation to the matters set forth in the preceding clauses (i) through (iii) as RNCS shall deem desirable. RXi hereby acknowledges that the appointment hereby made and the powers hereby granted are coupled with an interest and are not and shall not be revocable by RXi in any manner or for any reason.
     No Person other than RNCS and its successors and assigns shall have any rights under this Bill of Sale or the provisions contained herein. This Bill of Sale may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. This Bill of Sale may be executed as facsimile originals or by other electronic (including, without limitation, in pdf format) transmission, and each copy of this Bill of Sale bearing the facsimile or other electronically-transmitted signature of the authorized representatives of each of the parties shall be deemed to be an original. Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Contribution Agreement. This Bill of Sale may not be amended or modified except by an instrument in writing signed by the

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parties hereto. This Bill of Sale shall be governed by and construed in accordance with the laws of the State of Delaware.
[Signature Page Follows]

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     IN WITNESS WHEREOF, the undersigned have executed this Bill of Sale as of the day and year first above-written.

RXi PHARMACEUTICALS CORPORATION
By:
	Name:	Mark J. Ahn, Ph.D.
	Title:	President and Chief Executive Officer

ACCEPTED AND AGREED: RNCS, INC.
By:
	Name:	Mark J. Ahn, Ph.D.
	Title:	President and Chief Financial Officer

EXHIBIT B
Form of Assignment and Assumption Agreement
     THIS ASSIGNMENT AND ASSUMPTION AGREEMENT is entered into as of September ____, 2011 by and between RXi Pharmaceuticals Corporation, a Delaware corporation (“RXi”), and RNCS, Inc., a Delaware corporation (“RNCS”).
     WHEREAS, RXi and RNCS have entered into that certain Contribution Agreement, dated as of September ___, 2011 (the “Contribution Agreement”) (capitalized terms not defined herein shall have the meanings ascribed to such terms in the Contribution Agreement); and
     WHEREAS, pursuant to the terms and conditions set forth in the Contribution Agreement, RXi has sold, transferred, conveyed, assigned and delivered to RNCS, and RNCS has acquired from RXi, all of the Transferred Assets, in consideration of, among other things, RNCS’s assumption from RXi of the Assumed Obligations described therein;
     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in the Contribution Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, RNCS hereby undertakes, assumes and agrees to pay, perform and discharge when due the “Assumed Obligations,” as such term defined in Section 2.3(a) of the Contribution Agreement. RNCS further agrees to execute such other documents and papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the assumption contemplated hereby.
     Nothing contained herein shall be construed to defeat, impair or limit in any way any rights of RNCS against third parties to refuse to pay or discharge any of the Assumed Obligations so long as RNCS shall in good faith contest or cause to be contested the amount or validity thereof.
     Other than as specifically stated above or in the Contribution Agreement, RNCS assumes no debt, liability or obligation of RXi, including, without limitation, the Excluded Liabilities, by this Assignment and Assumption Agreement, and it is expressly understood and agreed that all debts, liabilities and obligations not assumed hereby by RNCS shall remain the debts, liabilities and obligations of RXi and its successors and assigns.
     No Person other than RXi and its successors and assigns shall have any rights under this Assignment and Assumption Agreement or the provisions contained herein.
     This Assignment and Assumption Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. This Assignment and Assumption Agreement may be executed as facsimile originals or by other electronic (including, without limitation, in pdf format) transmission and each copy of this Assignment and Assumption Agreement bearing the facsimile or other electronically-transmitted signature of the authorized representatives of each of the parties shall be deemed to be an original.

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     This Assignment and Assumption Agreement may not be amended or modified except by an instrument in writing signed by the parties hereto.
     This Assignment and Assumption Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.
[Signature Page Follows]

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     IN WITNESS WHEREOF, the undersigned have executed this Assignment and Assumption Agreement as of the day and year first above-written.

RNCS, INC.
By:
	Name:	Mark J. Ahn, Ph.D.
	Title:	President and Chief Financial Officer

ACCEPTED AND AGREED: RXI PHARMACEUTICALS CORPORATION
By:
	Name:	Mark J. Ahn, Ph.D.
	Title:	President and Chief Executive Officer